上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

04030532

16th March, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited (the "Company")
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. A joint announcement of the Company and Shanghai Industrial Investment Treasury Company Limited dated 15th March, 2004

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very truly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

dw 6/10

South China Morning Post 16th March, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

SHANGHAI INDUSTRIAL INVESTMENT TREASURY COMPANY LIMITED
(incorporated in the British Virgin Islands with limited liability)

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

HK$2,330,000,000

Zero Coupon Guaranteed Exchangeable Bonds due 2009 (subject to an additional HK$389,000,000 in aggregate principal amount of bonds which may be issued pursuant to an option granted to HSBC Bank plc) (the "Exchangeable Bonds")

unconditionally and irrevocably guaranteed by

SHANGHAI INDUSTRIAL INVESTMENT (HOLDINGS) COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

exchangeable into existing ordinary shares of

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

Reference is made to the announcement made by Shanghai Industrial Holdings Limited (the "Company") dated 18 February 2004 and the Notice of Listing on The Stock Exchange of Hong Kong Limited of Shanghai Industrial Investment Treasury Company Limited (the "Issuer") dated 12 March 2004.

The directors of the Company and the Issuer jointly announce that the Company has been advised by the Issuer that pursuant to the Subscription Agreement dated 18 February 2004 made between, inter alia, the Issuer, Shanghai Industrial Investment (Holdings) Company Limited and HSBC Bank plc (the "Lead Manager"), the Lead Manager has given notice to the Issuer of the exercise of the option to subscribe an additional HK$100,900,000 in aggregate principal amount of Exchangeable Bonds. Accordingly, the aggregate principal amount of the Exchangeable Bonds subscribed for shall be HK$2,430,900,000. Payment for, and delivery of, the Exchangeable Bonds are expected to take place on 16 March 2004.

By Order of the Board
Shanghai Industrial Investment Treasury Company Limited
Wang Rong Feng
Director

By Order of the Board
Shanghai Industrial Holdings Limited
Roger L. C. Leung
Company Secretary

Hong Kong, 15 March 2004